COMSTOCK MINING INC.

April 7, 2022

VIA EDGAR Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Cheryl Brown

Re:    Comstock Mining Inc.
Registration Statement on Form S-3
Originally Filed: March 28, 2022
Amendment No. 1 Filed: April 6, 2022
File Number 333-263930
Withdrawal of Acceleration Request

Dear Ms. Brown:
Comstock Mining Inc. (the “Registrant”) hereby respectively requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to withdraw the acceleration request previously provided for the above-captioned Registration Statement (the “Registration Statement”) set forth in a letter dated April 6, 2022.
Please contact our counsel, Clyde Tinnen at Foley & Lardner LLP, at (414) 297-5026, with any questions you may have concerning this request.
Very truly yours,

Comstock Mining Inc.

By: _/s/ Corrado DeGasperis
Name: Corrado DeGasperis, Executive Chairman & CEO
4854-6920-1691.1